April 3, 2025

Jeffrey Brotman
Chief Executive Officer
Crane Harbor Acquisition Corp.
1845 Walnut Street, Suite 1111
Philadelphia, PA 19103

       Re: Crane Harbor Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 21, 2025
           File No. 333-284852
Dear Jeffrey Brotman:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Sponsor Information , page 14

1. We note your responses to prior comments 5 and 6. Please revise your disclosure to
       clearly disclose that the Letter Agreement requires the Company   s
sponsor and
       management team to vote in favor of the Company   s initial business
combination, and
       provides that the Company   s Class B ordinary shares and securities
underlying the
       private placement units may not be redeemed.
Dilution, page 97

2. We note the public offering price included in your dilution presentation is adjusted to
       $9.23 to include the value of the Share Rights. Please revise your presentation to
 April 3, 2025
Page 2

       include disclosure that clearly explains the assumptions used to arrive at this adjusted offering price.
        Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Irene
Barberena-Meissner at 202-
551-6548 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Mark E. Rosenstein, Esq.